October 29, 2025

Upcoming Annual General Meeting of Shareholders

Dear Shareholder,

Mixed Martial Arts Group Limited ACN 163 057 565 (“the **Company**”), advises the 2025 Annual General Meeting will be held [in person at Level 1, Suite 1, 29-33 The Corso, MANLY NSW 2095 on Thursday, 27 November 2025 at 10:00AM (AEDT) (**Meeting**).

Notice of Meeting

The Notice of Meeting and Explanatory Memorandum (**Notice**) for the Meeting is available online and can be viewed and downloaded by shareholders of the Company (**Shareholders**) from the Company’s website at https://ir.mma.inc/.

In accordance with sections 110C-110K of the Corporations Act 2001 (Cth) (as inserted by the Treasury Laws Amendment (2021 Measures No.1) Act 2021 (Cth), Shareholders will not be sent a hard copy of the Notice or Proxy Form unless Shareholders have already notified the Company that they wish to receive documents such as the Notice and Proxy Form in hard copy.

Voting by Proxy

For further information on the proxy lodgment process, or if you require a hard copy Proxy Form, please contact the Company Secretary, jonathan@mma.inc.

Shareholder queries in relation to the Meeting

Shareholders can contact the Company Secretary with any questions prior to the meeting via email at jonathan@mma.inc.

Copies of all Meeting related material, including the Notice and the Company's Annual Report, are available to download from the Company’s website. In the event it is necessary or appropriate for the Company to make alternative arrangements for the Meeting, information will be provided to Shareholders via the Company’s website.

Authorised for ASX release by the Company Secretary.

MIXED MARTIAL ARTS GROUP LIMITED

ACN 163 057 565

NOTICE OF ANNUAL GENERAL MEETING

TIME: 10:00AM (AEDT)

DATE: 27 November 2025

PLACE: Level 1, Suite 1, 29-33 The Corso, Manly, NSW, 2095

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary at jonathan@mma.inc.

CONTENTS

IMPORTANT INFORMATION

Time and place of Meeting

Notice is given that the Meeting will be held at 10:00AM (AEDT) on 27 November 2025 at:

Level 1, Suite 1, 29-33 The Corso, Manly, NSW, 2095

Your vote is important

The business of the Meeting affects your shareholding and your vote is important.

Voting eligibility

The Directors have determined pursuant to Regulation 7.11.37 of the *Corporations Regulations 2001 (Cth)* that the persons eligible to vote at the Meeting are those who are registered Shareholders at 10:00AM (AEDT) on 25 November 2025.

All Resolutions at the Meeting will be decided based on proxy votes.

Voting in person

To vote in person, attend the Annual General Meeting on the date and at the place set out above.

Voting by proxy

To vote by proxy, please complete and sign the enclosed Proxy Form and return by the time and in accordance with the instructions set out on the Proxy Form. In accordance with section 249L of the Corporations Act, Shareholders are advised that:

- each Shareholder has a right to appoint a proxy;
- the proxy need not be a Shareholder of the Company; and
- a Shareholder who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes, then in accordance with section 249X(3) of the Corporations Act, each proxy may exercise one-half of the votes.

Shareholders and their proxies should be aware that changes to the Corporations Act made in 2011 mean that:

- if proxy holders vote, they must cast all directed proxies as directed; and
- any directed proxies which are not voted will automatically default to the Chair, who must vote the proxies as directed.

Further details on these changes are set out below.

Proxy vote if appointment specifies way to vote

Section 250BB(1) of the Corporations Act provides that an appointment of a proxy may specify the way the proxy is to vote on a particular resolution and, **if it does**:

- the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way (i.e. as directed); and
- if the proxy has 2 or more appointments that specify different ways to vote on the resolution, the proxy must not vote on a show of hands; and
- if the proxy is the chair of the meeting at which the resolution is voted on, the proxy must vote on a poll, and must vote that way (ie as directed); and
- if the proxy is not the chair, the proxy need not vote on the poll, but if the proxy does so, the proxy must vote that way (ie as directed).

Transfer of non-chair proxy to chair in certain circumstances

Section 250BC of the Corporations Act provides that, if:

- an appointment of a proxy specifies the way the proxy is to vote on a particular resolution at a meeting of the Company's members; and
- the appointed proxy is not the chair of the meeting; and
- at the meeting, a poll is duly demanded on the resolution; and
- either of the following applies:
    - the proxy is not recorded as attending the meeting; or
    - the proxy does not vote on the resolution,

the chair of the meeting is taken, before voting on the resolution closes, to have been appointed as the proxy for the purposes of voting on the resolution at the meeting.

Lodgement of proxies

The proxy form (and other power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney of other authority) must be deposited at or posted to, the Share Registry at the below address not less than 48 hours before the time for holding the meeting, or adjourned meeting as the case may be, at which the individual named in the proxy proposes to vote.

<u>Delivery Address</u>	<u>Postal Address</u>
Mixed Martial Arts Group Limited Level 1, Suite 1, 29-33 The Corso, Manly, NSW 2095	Mixed Martial Arts Group Limited Level 1, Suite 1, 29-33 The Corso, Manly, NSW 2095

A proxy form is attached to this notice if applicable.

Corporate Representatives

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company share registry

BUSINESS OF THE MEETING

AGENDA

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Annual Report of the Company for the financial year ended 30 June 2025, together with the Directors' Declaration, the Directors' Report and the Independent Auditor's Report.

1. RESOLUTION 1 – ELECTION OF DIRECTOR – MR JONATHAN HART

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, Mr Jonathan Hart, a Director appointed as an additional Director and holding office until the next general meeting of the Company after his appointment in accordance with the Company's Constitution be elected as a Director of the Company, effective immediately."

2. RESOLUTION 2 – ELECTION OF DIRECTOR – MR ERIC CORBETT

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, Mr Eric Corbett, a Director appointed as an additional Director and holding office until the next general meeting of the Company after his appointment in accordance with the Company's Constitution be elected as a Director of the Company, effective immediately."

3. RESOLUTION 3 – ELECTION OF DIRECTOR – MR RICHARD PAOLONE

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, Mr Eric Corbett, a Director appointed as an additional Director and holding office until the next general meeting of the Company after his appointment in accordance with the Company's Constitution be elected as a Director of the Company, effective immediately."

4. RESOLUTION 4 – ELECTION OF DIRECTOR – MS LAURA SANKO

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an **ordinary resolution**:

"That, Ms Laura Sanko, a Director appointed as an additional Director and holding office until the next general meeting of the Company after his appointment in accordance with the Company's Constitution be elected as a Director of the Company, effective immediately."

Dated: 28 October 2025

By order of the Board

Mr Vaughn Taylor
Chairman

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions.

1. FINANCIAL STATEMENTS AND REPORTS

In accordance with the Constitution, the business of the Meeting will include receipt and consideration of the Annual Financial Report of the Company for the financial year ended 30 June 2025, together with the Directors' Declaration, the Directors' report and the Independent Auditor's Report.

The Company will not provide a hard copy of the Company's Annual Financial Report to Shareholders unless specifically requested to do so. The Company's Annual Financial Report is available at the registered office of the Company.

2. RESOLUTIONS 1 TO 4 – ELECTION OF DIRECTORS – MR JONATHAN HART, MR ERIC CORBETT, MR RICHARD PAOLONE AND MS LAURA SANKO

Mr Jonathan Hart was appointed as an Independent Non-Executive Director on 27 August 2025. Having been appointed to the Board in August 2025, Mr Jonathan Hart is eligible, and offers himself pursuant to Resolution 1, for election at the AGM.

Mr Eric Corbett was appointed as an Independent Non-Executive Director on 7 April 2025. Having been appointed to the Board in April 2025, Mr Eric Corbett is eligible, and offers himself pursuant to Resolution 2, for election at the AGM.

Mr Richard Paolone was appointed as an Independent Non-Executive Director on 7 April 2025. Having been appointed to the Board in April 2025, Mr Richard Paolone is eligible, and offers himself pursuant to Resolution 3, for election at the AGM.

Ms Laura Sanko was appointed as an Independent Non-Executive Director on 15 July 2025. Having been appointed to the Board in July 2025, Ms Laura Sanko is eligible, and offers herself pursuant to Resolution 4, for election at the AGM.

The Company's Constitution requires that any director appointed to the Board since the Company's last annual general meeting holds office until the conclusion of the Company's next annual general meeting but is eligible for election at that meeting.

The Board (other than Jonathan Hart) recommends that Shareholders vote in favour of Resolution 1. The Chairman intends to exercise all undirected proxies in favour of resolution 1.

The Board (other than Mr Eric Corbett) recommends that Shareholders vote in favour of Resolution 2. The Chairman intends to exercise all undirected proxies in favour of resolution 2.

The Board (other than Mr Richard Paolone) recommends that Shareholders vote in favour of Resolution 3. The Chairman intends to exercise all undirected proxies in favour of resolution 3.

The Board (other than Ms Laura Sanko) recommends that Shareholders vote in favour of Resolution 4. The Chairman intends to exercise all undirected proxies in favour of resolution 4.

<u>Jonathan Hart</u>

Jonathan Hart is an experienced corporate advisor with over 20+ years in corporate governance, scale-up ventures, and debt and equity financing across multiple sectors. He currently serves as both Director and Company Secretary of the Company, having held various director and company secretary roles across listed and private entities in technology, healthcare, and resources. Mr. Hart holds bachelor's degrees in laws and commerce and brings deep legal, financial, and strategic expertise to the Board.

<u>Eric Corbett</u>

Mr Corbett is the Managing Director of Oakridge Securities Inc. which operates as a capital markets and corporate finance advisory business, where he has been employed since December 2024. From August 2017 to September 2024, Mr. Corbett was part of the corporate client group at Canadian Imperial Bank of

Commerce, one of Canada's largest financial institutions, where he oversaw the execution of high profile transactions, including providing debt capital to private and public businesses to support M&A transactions, shareholder buyouts, working capital support and sponsor backed equity investments. Mr. Corbett holds a Bachelor of Commerce degree from McMaster University and is also a CFA charterholder. He has also cleared FINRA's Securities Industry Essentials Exam.

Richard Paolone

Mr. Paolone is a Toronto-based securities lawyer with extensive experience in corporate finance, mergers and acquisitions, and public and private offerings of debt and equity. He is the founder and principal of Paolone Law Professional Corporation and serves as a director and officer of multiple public and private companies across Canada and internationally. His current directorships include roles with Rotonda Ventures, Republic Goldfields, Emerald Isle Resources, Critical Infrastructure Technologies, SBD Capital, Xander Resources, Ashington Innovations, Safe Supply Streaming, and iSpecimen. Mr. Paolone holds a B.A. in Criminal Justice from Mount Royal University and a J.D. from Bond University, and is a licensed barrister and solicitor in Ontario.

Laura Sanko

Ms. Sanko was the first female colour commentator in the modern UFC era, debuting in February 2023. A former professional fighter and a Brazilian Jiu-Jitsu black belt, Sanko's firsthand experience in the sport, combined with her broadcasting acumen, positions her to provide strategic guidance for MMA's mission of driving global participation in martial arts. From March 2021 to July 2025, Ms. Sanko served as a Brand Ambassador for the Company, supporting its global outreach initiatives and community engagement. Since 2013, she has worked as a sports broadcaster and analyst for Zuffa, LLC (operating as the Ultimate Fighting Championship), appearing across UFC Fight Night, Dana White's Contender Series, and other UFC programming on ESPN and UFC Fight Pass.

3. ENQUIRIES

Shareholders are required to contact the Company Secretary at jonathan@mma.inc if they have any queries in respect of the matters set out in this Notice.

GLOSSARY

$ means Australian dollars.

AEDT means Australian Eastern Daylight Savings Time as observed in Sydney, New South Wales.

AGM or **Annual General Meeting** or **Meeting** means the meeting convened by the Notice.

ASIC means the Australian Securities & Investments Commission.

Auditor means the auditor of the Company.

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day.

Chair means the chair of the Meeting.

Company means Mixed Martial Arts Group Limited (ACN 163 057 565).

Constitution means the Company's constitution.

Corporations Act means the *Corporations Act 2001* (Cth).

Directors means the current directors of the Company.

Explanatory Statement means the explanatory statement accompanying the Notice.

Notice or **Notice Annual General of Meeting** means this notice of meeting including the Explanatory Statement and the Proxy Form.

Proxy Form means the proxy form accompanying the Notice if applicable.

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

MIXED MARTIAL ARTS GROUP LIMITED ACN 163 057 565

PROXY FORM

I/We INVESTING ENTITY

of ADDRESS

being a Shareholder entitled to attend and vote at the Meeting, hereby appoint:

Name: NAME OF PROXY

Please note: leave the above box blank if you have selected the Chair of the Meeting as your proxy

OR ☐ the Chair of the Meeting as my/our proxy.

or failing the person so named or, if no person is named, the Chair of the Meeting, or the Chair's nominee, to vote in accordance with the following directions, or, if no directions have been given, and subject to the relevant laws as the proxy sees fit, at the Meeting to be held at 10:00AM on Thursday, 27 November 2025 and at any adjournment thereof.

The Chair intends to vote undirected proxies in favour of all Resolutions in which the Chair is entitled to vote.

Votingon business of the Meeting	FOR	AGAINST	ABSTAIN
Resolution 1 - Election of Mr Jonathan Hart	☐	☐	☐
Resolution 2 - Election of Mr Eric Corbett	☐	☐	☐
Resolution 3 - Election of Mr Richard Paolone	☐	☐	☐
Resolution 4 - Election of Ms Laura Sanko	☐	☐	☐

Please note: If you mark the abstain box for a particular Resolution, you are directing your proxy not to vote on that Resolution on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is ___________ %

Signature of Shareholder(s):

Individual or Shareholder 1	**Shareholder 2**	**Shareholder 3**
Sole Director/Company Secretary	Director	Director/Company Secretary

Contact Name: ______________________________________ **Contact Ph (daytime):** _________________________

Date: / / **2025**

Instructions for Completing Proxy Form

1. (**Appointing a proxy**): A Shareholder entitled to attend and cast a vote at the Meeting is entitled to appoint a proxy to attend and vote on their behalf at the Meeting. If a Shareholder is entitled to cast 2 or more votes at the Meeting, the Shareholder may appoint a second proxy to attend and vote on their behalf at the Meeting. However, where both proxies attend the Meeting, voting may only be exercised on a poll. The appointment of a second proxy must be done on a separate copy of the Proxy Form. A Shareholder who appoints 2 proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a Shareholder appoints 2 proxies and the appointments do not specify the proportion or number of the Shareholder's votes each proxy is appointed to exercise, each proxy may exercise one-half of the votes. Any fractions of votes resulting from the application of these principles will be disregarded. A duly appointed proxy need not be a Shareholder.

2. (**Direction to vote**): A Shareholder may direct a proxy how to vote by marking one of the boxes opposite each item of business. The direction may specify the proportion or number of votes that the proxy may exercise by writing the percentage or number of Shares next to the box marked for the relevant item of business. Where a box is not marked the proxy may vote as they choose subject to the relevant laws. Where more than one box is marked on an item the vote will be invalid on that item.

3. (**Signing instructions**):

   - (**Individual**): Where the holding is in one name, the Shareholder must sign.

- (**Joint holding**): Where the holding is in more than one name, all of the Shareholders should sign.

- (**Power of attorney**): If you have not already provided the power of attorney with the registry, please attach a certified photocopy of the power of attorney to this Proxy Form when you return it.

- (**Companies**): Where the company has a sole director who is also the sole company secretary, that person must sign. Where the company (pursuant to section 204A of the Corporations Act) does not have a company secretary, a sole director can also sign alone. Otherwise, a director jointly with either another director or a company secretary must sign. Please sign in the appropriate place to indicate the office held. In addition, if a representative of a company is appointed pursuant to section 250D of the Corporations Act to attend the Meeting, the documentation evidencing such appointment should be produced prior to admission to the Meeting. A form of a certificate evidencing the appointment may be obtained from the Company.

4. (**Attending the Meeting**): Completion of a Proxy Form will not prevent individual Shareholders from attending the Meeting in person if they wish. Where a Shareholder completes and lodges a valid Proxy Form and attends the Meeting in person, then the proxy's authority to speak and vote for that Shareholder is suspended while the Shareholder is present at the Meeting.

5. (**Return of Proxy Form**):

Submit proof of your proxy power ("Legal Proxy") from your broker or bank reflecting your Mixed Martial Arts Group Limited holdings along with your name and email address to Computershare.

Requests for registration as set forth in (1) above must be labelled as "Legal Proxy" and be received no later than 10:00AM (AEDT) 25 November 2025. You will receive a confirmation of your registration by email after we receive your registration materials.

Requests for registration should be directed to us at the following:

By email: Forward the email from your broker granting you a Legal Proxy, or attach an image of your Legal Proxy, to Jonathan@mma.inc

By mail: Mixed Martial Arts Group Limited
Level 1, Suite 1
29-33 The Corso
Manly, NSW 2095